July 18, 2025

John Mazarakis
Chief Executive Officer
Vireo Growth Inc.
209 South 9th Street
Minneapolis, MN 55402

       Re: Vireo Growth Inc.
           Registration Statement on Form S-3
           Filed July 15, 2025
           File No. 333-288686
Dear John Mazarakis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alexander Yarbrough